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TEL +1 713.229.1234	HOUSTON
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Tull R. Florey	PALO ALTO
713.229.1379	RIYADH
FAX 713.229.2779	WASHINGTON
tull.florey@bakerbotts.com

August 13, 2008
VIA EDGAR
Mr. Donald F. Delaney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pride International, Inc. Form 10-K for Fiscal Year Ended December 31, 2007/Filed February 29, 2008 Schedule 14A/Filed April 9, 2008 Response Letter Dated June 27, 2008 File No. 001-13289
Dear Mr. Delaney:
     As I indicated to you by telephone, Pride has advised that it expects to be able to respond by September 2, 2008 to the comments of the staff of the Securities and Exchange Commission contained in the letter dated July 29, 2008. The additional time should be sufficient to compile the information needed to respond to the comments and to have the responses appropriately reviewed by Pride’s Audit Committee and independent registered public accounting firm.
     If you would like to discuss any of these matters, please call me at 713.229.1379 or David Kirkland at 713.229.1101.

Very truly yours,
/s/ Tull R. Florey
Tull R. Florey

cc:	Brad Skinner John Madison Mellissa Duru Securities and Exchange Commission

Brian Voegele Greg Looser Pride International, Inc.

David Kirkland Baker Botts L.L.P.